UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)

Aftersoft Group, Inc.
(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

00210T102
(CUSIP Number of Class of Securities)

Wynnefield Partners Small Cap Value, L.P.
450 Seventh Avenue, Suite 509
New York, New York 10123
Attention: Mr. Nelson Obus
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

Copy to:

Shahe Sinanian, Esq.
Greenberg Traurig, LLP
200 Park Avenue
New York, New York 10166
(212) 801-9200

July 2, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

(continued on following pages)

CUSIP NO. 00210T102	13D

1. NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS WC (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 1,666,668 shares (See Item 5)
8. SHARED VOTING POWER -0- (See Item 5)
9. SOLE DISPOSITIVE POWER 1,666,668 shares (See Item 5)
10. SHARED DISPOSITIVE POWER -0- (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,666,668 shares (See Item 5)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9% (See Item 5)
14. TYPE OF REPORTING PERSON PN

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CUSIP NO. 00210T102	13D

1. NAME OF REPORTING PERSON Wynnefield Partners Small Cap Value, L.P. I
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS WC (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 1,666,668 shares (See Item 5)
8. SHARED VOTING POWER -0- (See Item 5)
9. SOLE DISPOSITIVE POWER 1,666,668 shares (See Item 5)
10. SHARED DISPOSITIVE POWER -0- (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,666,668 shares (See Item 5)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9% (See Item 5)
14. TYPE OF REPORTING PERSON PN

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CUSIP NO. 00210T102	13D

1. NAME OF REPORTING PERSON: Wynnefield Small Cap Value Offshore Fund, Ltd.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS WC (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 1,666,668 shares (See Item 5)
8. SHARED VOTING POWER -0- (See Item 5)
9. SOLE DISPOSITIVE POWER 1,666,668 shares (See Item 5)
10. SHARED DISPOSITIVE POWER -0- (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,666,668 shares (See Item 5)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9% (See Item 5)
14. TYPE OF REPORTING PERSON CO

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CUSIP NO. 00210T102	13D

1. NAME OF REPORTING PERSON: Wynnefield Capital Management LLC
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS AF (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 3,333,336 (1) shares (See Item 5)
8. SHARED VOTING POWER -0- (See Item 5)
9. SOLE DISPOSITIVE POWER 3,333,336 (1) shares (See Item 5)
10. SHARED DISPOSITIVE POWER -0- (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,333,336 (1) shares (See Item 5)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8% (See Item 5)
14. TYPE OF REPORTING PERSON OO (Limited Liability Company)
(1) Wynnefield Capital Management, LLC holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I.

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CUSIP NO. 00210T102	13D

1. NAME OF REPORTING PERSON: Wynnefield Capital, Inc.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS AF (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 1,666,668 (1) shares (See Item 5)
8. SHARED VOTING POWER -0- (See Item 5)
9. SOLE DISPOSITIVE POWER 1,666,668 (1) shares (See Item 5)
10. SHARED DISPOSITIVE POWER -0- (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,666,668 (1) shares (See Item 5)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9% (See Item 5)
14. TYPE OF REPORTING PERSON CO
(1) Wynnefield Capital, Inc. holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund, Ltd.

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CUSIP NO. 00210T102	13D

1. NAME OF REPORTING PERSON: Channel Partnership II, L.P.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS AF (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 1,250,000 shares (See Item 5)
8. SHARED VOTING POWER -0- (See Item 5)
9. SOLE DISPOSITIVE POWER 1,250,000 shares (See Item 5)
10. SHARED DISPOSITIVE POWER -0- (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000 shares (See Item 5)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5% (See Item 5)
14. TYPE OF REPORTING PERSON PN

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CUSIP NO. 00210T102	13D

1. NAME OF REPORTING PERSON: Nelson Obus
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS AF (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 6,250,004 (1) shares (See Item 5)
8. SHARED VOTING POWER -0- (See Item 5)
9. SOLE DISPOSITIVE POWER 6,250,004 (1) shares (See Item 5)
10. SHARED DISPOSITIVE POWER -0- (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,250,004 (1) shares (See Item 5)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1% (See Item 5)
14. TYPE OF REPORTING PERSON IN
(1) Mr. Obus may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Small Cap Value Offshore Fund, Ltd. and Channel Partnership II, L.P. because he is a co-managing member of Wynnefield Capital Management, LLC, a principal executive officer of Wynnefield Capital, Inc. (the investment manager of Wynnefield Small Cap Value Offshore Fund) and the general partner of Channel Partnership II, L.P. The filing of this Statement and any future amendment by Mr. Obus, and the inclusion of information herein and therein with respect to Mr. Obus, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest. Mr. Obus disclaims any beneficial ownership of the shares of Common Stock covered by this Statement.

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CUSIP NO. 00210T102	13D

1. NAME OF REPORTING PERSON: Joshua Landes
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS AF (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 5,000,004 (1) shares (See Item 5)
8. SHARED VOTING POWER -0- (See Item 5)
9. SOLE DISPOSITIVE POWER 5,000,004 (1) shares (See Item 5)
10. SHARED DISPOSITIVE POWER -0- (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,004 (1) shares (See Item 5)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7% (See Item 5)
14. TYPE OF REPORTING PERSON IN

(1) Mr. Landes may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, and Wynnefield Small Cap Value Offshore Fund, Ltd., because he is a co-managing member of Wynnefield Capital Management, LLC and a principal executive officer of Wynnefield Capital, Inc. The filing of this Statement and any future amendment by Mr. Landes, and the inclusion of information herein and therein with respect to Mr. Landes, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest. Mr. Landes disclaims any beneficial ownership of the shares of Common Stock covered by this Statement.

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Item 1.  Security and Issuer.

 The name of the issuer is Aftersoft Group, Inc, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at Regus House, Herons Way, Chester Business Park Chester, U.K., CH4 9QR. The title of the class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock of the Issuer, par value $.0001 per share (the “Common Stock”).

Item 2.  Identity and Background.

This Schedule 13D is filed by the Wynnefield Reporting Persons.

(a), (b), (c) and (f). The “Wynnefield Reporting Persons” are Wynnefield Partners Small Cap Value, L.P. (“Wynnefield Partners”), Wynnefield Partners Small Cap Value, L.P. I (“Wynnefield Partners I”), Wynnefield Small Cap Value Offshore Fund, Ltd. (“Wynnefield Offshore”), Channel Partnership II, L.P. ("Channel"), Wynnefield Capital Management, LLC (“WCM”), Wynnefield Capital, Inc. (“WCI”), Nelson Obus and Joshua Landes. The Wynnefield Reporting Persons are each separate and distinct entities with different beneficial owners (whether designated as limited partners or stockholders).

WCM, a New York limited liability company, is the general partner of Wynnefield Partners and Wynnefield Partners I, private investment companies organized as limited partnerships under the laws of the State of Delaware. Nelson Obus and Joshua Landes are the co-managing members of WCM and principal executive officers of WCI, a Cayman Islands company and the investment manager of Wynnefield Offshore, a private investment company organized under the laws of the Cayman Islands. Mr. Obus is also the general partner of Channel, a private investment company organized as a limited partnership under the laws of the State of New York. Mr. Obus and Mr. Landes are citizens of the United States of America.

The business address of the Wynnefield Reporting Persons is 450 Seventh Avenue, Suite 509, New York, New York 10123.

(d) and (e). During the last five years, none of the Wynnefield Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Dwight B. Mamanteo, an employee of the Reporting Person, was elected to the Board of Directors of the Issuer on March 1, 2007, to serve as an independent director. Mr. Mamanteo serves as Chairman of the Issuer’s Compensation Committee and as a member of the Audit and Governance and Nomination Committees.

Item 3. Source and Amount of Funds or Other Consideration.

As more fully described in Item 4 hereof, pursuant to the Purchase Agreement (as defined below), the Wynnefield Reporting Persons acquired the Shares and the Warrants (each, as defined below) for aggregate consideration of approximately $1,500,000. The funds for the purchase of such securities were obtained from existing capital funds of the Wynnefield Reporting Persons.

A copy of the form of Purchase Agreement is incorporated herein by reference as Exhibit 1, and the description herein of the Purchase Agreement is qualified in its entirety by reference to the form of Purchase Agreement.

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Item 4. Purposes Of Transaction.

On July 2, 2007, the Issuer consummated a private placement (the “Private Placement”) in which the Issuer sold 5,208,333 Units for aggregate proceeds of $2,500,000. Each of the Units was comprised of  (i) one share of Common Stock, and (ii) a six-year warrant to purchase one share of Common Stock at an exercise price of $1.00 per share (collectively, the “Securities”). The Wynnefield Reporting Persons participated in the Private Placement.

The Wynnefield Reporting Persons purchased the Securities for their own account, and for investment purposes, with no intention of changing or influencing control of the Issuer or as a participant in any transaction having that purpose or effect. None of the Wynnefield Reporting Persons have any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Wynnefield Reporting Persons reserve the right to change their plans and intentions at any time as they deem appropriate. The Wynnefield Reporting Persons intend to review their investment in the Issuer on a continuing basis, and to the extent permitted by law, may seek to engage in discussions with other stockholders and/or with management and the board of directors of the Issuer concerning the business, operations or future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Wynnefield Reporting Persons may, in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock, selling Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing its intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of shares of the Common Stock by the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended (the "Exchange Act") and applicable state securities or "blue sky" laws.

Purchase Agreement

In connection with the Private Placement, the Issuer and each of Wynnefield Partners, Wynnefield Partners I, Wynnefield Offshore and Channel (collectively, the “Direct Beneficial Owners”) entered into a Securities Purchase Agreement (the “Purchase Agreement”), whereby the Issuer agreed to issue and sell to the Direct Beneficial Owners (i) 1,562,501 shares of Common Stock (the “Shares”), and (ii) warrants to purchase up to 1,562,501 Shares (the “Warrants”), subject to certain adjustments in accordance with the terms of the Purchase Agreement and the Warrant.

Registration Rights Agreement

In connection with the purchase of the Securities, the Issuer entered into a registration rights agreement with each of the Direct Beneficial Owners (the “Registration Rights Agreement”), pursuant to which the Issuer is obligated to prepare and file a registration statement (the “Registration Statement”) with the Securities and Exchange Commission no later than 30 days after the date that is six (6) months following the later of: (i) the closing of the Private Placement, or (ii) the date that the registration statement on Form SB-2 filed by the Issuer (File No. 333-140758) is declared effective by the SEC. The Issuer is also obligated to use its best efforts to cause the Registration Statement to become effective within 120 days after it has been filed.

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Under certain circumstances, including in the event of failure by the Issuer to file the Registration Statement or have it declared effective within the time frames set forth in the Registration Rights Agreement, the Issuer will be obligated to pay certain liquidated damages to the Direct Beneficial Owners.

A form of the Registration Rights Agreement is incorporated by reference as Exhibit 2 and the description herein of the Registration Rights Agreement is qualified in its entirety by reference to the form of the Registration Rights Agreement.

Item 5. Interests in Securities of the Issuer.

(a) - (c) As of March 18, 2008, the Wynnefield Reporting Persons beneficially owned in the aggregate, 6,250,004 shares of Common Stock constituting approximately 7.1% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 85,335,721 shares outstanding on February 14, 2008, as set forth in the Issuer’s report on Form 10-QSB for the quarterly period ended December 31, 2007, filed with the U.S. Securities and Exchange Commission on February 18, 2008). The following table sets forth certain information with respect to shares of Common Stock beneficially owned directly by the Wynnefield Reporting Persons listed:

Name	Number of Shares	Approximate Percentage of Outstanding Shares
Wynnefield Partners	1,666,668	1.9%
Wynnefield Partners I	1,666,668	1.9%
Wynnefield Offshore	1,666,668	1.9%
Channel	1,250,000	1.5%

WCM is the sole general partner of Wynnefield Partners and Wynnefield Partners I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that Wynnefield Partners and Wynnefield Partners I beneficially own. WCM, as the sole general partner of Wynnefield Partners and Wynnefield Partners I, has the sole power to direct the voting and disposition of the shares of Common Stock that Wynnefield Partners and Wynnefield Partners I beneficially own.

Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a co-managing member of WCM, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

WCI is the sole investment manager of Wynnefield Offshore and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that Wynnefield Offshore beneficially owns. WCI, as the sole investment manager of Wynnefield Offshore, has the sole power to direct the voting and disposition of the shares of Common Stock that Wynnefield Offshore beneficially owns.

Messrs. Obus and Landes are the principal executive officers of WCI and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a principal executive officer of WCI, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCI may be deemed to beneficially own.

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Mr. Obus is the general partner of Channel and accordingly, Mr. Obus may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Shares that Channel may be deemed to beneficially own. Mr. Obus, as the general partner of Channel, has the sole power to direct the voting and disposition of the Common Shares beneficially owned by Channel.

Beneficial ownership of shares of Common Stock shown on the cover pages of and set forth elsewhere in this Schedule 13D for each of the Wynnefield Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the Wynnefield Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 6,250,004 shares of Common Stock, constituting approximately 7.1% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 85,335,721 shares outstanding on February 14, 2008, as set forth in the Issuer’s report on Form 10-QSB for the quarterly period ended December 31, 2008, filed with the U.S. Securities and Exchange Commission on February 18, 2008).

The filing of this Schedule 13D and the inclusion of information herein with respect to Messrs. Obus and Landes shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

To the best knowledge of the Wynnefield Reporting Persons, except as described herein, none of the Wynnefield Reporting Persons, any person in control (ultimately or otherwise) of the Wynnefield Reporting Persons, any general partner, executive officer or director thereof, as applicable, beneficially owns any shares of Common Stock, and there have been no transactions in shares of Common Stock effected during the past 60 days by the Wynnefield Reporting Persons, any person in control of the Wynnefield Reporting Persons (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the Wynnefield Reporting Persons may beneficially own shares of Common Stock, including shares that may be held in discretionary or advisory accounts with the Wynnefield Reporting Persons; and the Wynnefield Reporting Persons, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Common Stock, including transactions that may have occurred in the past 60 days.

(d) No person, other than each of the Wynnefield Reporting Persons referred to as the direct beneficial owner of the shares of Common Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Reference is made to the Purchase Agreement and the Registration Rights Agreement and the descriptions thereof under Item 4, which are incorporated by reference herein.

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Warrants

The Warrants issued to the Direct Beneficial Owners have a term of six years and are exercisable in whole or in part at any time after the closing of the Private Placement at an exercise price of $1.00 per share, subject to adjustment for any reverse split of the Issuer’s Common Stock, certain dilutive equity issuances and for stock splits, stock dividends, mergers, reclassifications, reorganizations and other similar events.

The Warrants are incorporated herein by reference as Exhibit 3, and the description herein of the Warrants is qualified in its entirety by reference to the Warrants.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1	Form of Securities Purchase Agreement by and among the Issuer and the Purchasers (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K, dated July 6, 2007).

Exhibit 2	Form Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to the Issuer's Form 8-K, dated July 6, 2007).

Exhibit 3	Common Stock Purchase Warrant issued to each of the Direct Beneficial Owners.

Exhibit 4	Joint Filing Agreement dated as of March 18, 2008.

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SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: March 18, 2008	WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

	By:	Wynnefield Capital Management, LLC,
General Partner

	By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

	By:	Wynnefield Capital Management, LLC,
General Partner

	By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

	By:	Wynnefield Capital, Inc.

	By:	/s/ Nelson Obus
Nelson Obus, President

Channel Partnership II, L.P.

	By:	/s/ Nelson Obus
Nelson Obus, General Partner

WYNNEFIELD CAPITAL MANAGEMENT, LLC

	By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

	By:	/s/ Nelson Obus
Nelson Obus, President

/s/ Nelson Obus
Nelson Obus, Individually

/s/ Joshua Landes
Joshua Landes, Individually

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